RULE PROVISION NOTICE

Issuer: Siren ETF Trust
Security: Siren DIVCON Leaders Dividend ETF
Ticker Symbol: LEAD

Pursuant to Rule 12d2-2(a)(2) under the Securities Exchange Act of 1934, Cboe BZX Exchange, Inc. hereby gives notice of the removal from listing and registration of the above-referenced security, such removal being the result of a voluntary delisting.

Suspension Date: July 15, 2026
Liquidation Date: August 4, 2026
Delisting Effective Date: September 7, 2026

The security was suspended from trading on the Exchange on July 15, 2026. The security was liquidated (redeemed or paid at maturity or retirement) on August 4, 2026. The removal from listing and registration on Cboe BZX Exchange, Inc. is effective September 7, 2026.

This notice is filed pursuant to 17 CFR 240.12d2-2(a)(2).